Mail Stop 3010

June 4, 2009

VIA USMAIL and FAX (305) 572 - 4199

Mr. Brett H. Kaufman
Vice President and Chief Financial Officer
Ladenburg Thalmann Financial Services, Inc.
4400 Biscayne Boulevard, 12th Floor
Miami, Florida 33137

      Re: **Ladenburg Thalmann Financial Services, Inc.**
                Form 10-K and 10-K/A for the year ended 12/31/2008
                Filed on 3/16/2009 and 4/30/09
                File No. 001-15799

Dear Mr. Brett H. Kaufman:

We have reviewed your filings and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosures. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 1. Business, page 1

1.   In future filings, please disclose whether the company is dependent on one or a few major customers as required by Item 101(h)(4)(vi) of Regulation S-K. We note your related risk factor disclosure on page 17 ("A relatively small number of institutional customers generate a significant portion of our institutional trading revenue").

Seasonality and Cyclical Factors, page 11

2.   In future filings, please expand your disclosure to explain why your revenues
        have been affected by seasonality and cyclical factors and explain why the growth
        of your independent brokerage and advisory services business has helped to
        reduce that affect.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operation

General

3.   In the "Overview" section on page 7, you discuss a trend involving the growth in
        the number of independent broker-dealer representatives and registered
        investment advisors. In future filings, please expand your MD&A discussion to
        address this trend and the resulting impact on revenues and operating income, or
        tell us why you believe it is not a material trend. Refer to Item 303(a)(3)(ii) of
        Regulation S-K.

4.   We note your disclosure in the overview section that Ladenburg is a leader in
        underwriting offerings by blank check companies known as SPACs. We also
        note your disclosure on page 32 that Ladenburg managed 5 SPAC offerings in
        2008 compared to 29 offerings in 2007 and that this reduction caused a significant
        decrease in revenues. In future filings, please expand your MD&A discussion to
        address this trend and the resulting impact on revenues and operating income.
        Refer to Item 303(a)(3)(ii) of Regulation S-K.

5.   We note from your disclosure on pages 24 (under "We do not expect to pay any
        cash dividends…") and 25 (under the "Dividends" section) that your debt
        agreements are subject to covenants. In future filings, please disclose whether
        you are currently in compliance with such covenants.

Overview, page 27

6.   Reference is made to your disclosure that unrecorded deferred fees for SPAC-
        related transactions were approximately $36.2 million net of commissions and
        related expenses. It appears that commissions are deferred as they are
        contingently payable to the employee based upon the successful completion of a
        business combination. However, it is unclear what the nature of the related
        expenses are and your basis for deferring these amounts. Please clarify. In
        addition, please confirm that in future filings you will expand your revenue
        recognition policy to specifically address your accounting for SPAC-related
        transactions.

Year ended December 31, 2008 compared to year ended December 31, 2007, page 32

7.   We note that you attribute $35.8 million decrease in revenues due to a reduced
        number of SPAC offerings and a $4.4 million decrease to a reduced number of
        business combination transactions. Given no revenue can be recorded until the
        completion of a business combination, please clarify the basis for this distinction.

8.   We note that "increased commissions and fees" led to both an increase in total
        revenue, as well as an increase in expenses. In future filings, please revise your
        disclosure in this section or in another appropriate section to explain in greater
        detail the source of these payments and fees and how these payments and fees
        account, at least in part, for both an increase in revenue as well as an increase in
        expenses.

Liquidity and Capital Resources, page 35

9.   In future filings, please expand your disclosure regarding your $30,000 revolving
        credit agreement to discuss the interest rate and the party with whom you have the
        agreement.

Item 9A.   Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 39

10.   Tell us how you considered Item 308(a)(1) of Regulation S-K in regards to
        providing a statement of management's responsibility for establishing and
        maintaining adequate internal control over financial reporting for the registrant.

Financial Statements and Notes

Note 3 – Acquisitions

Triad, pages F-11 – F-12

11.   We note the common stock issued in the Triad acquisition was discounted for
        certain transfer restrictions.   Please clarify how you determined the value of this
        discount.   Your discussion should include information regarding the severity and
        type of restrictions imposed upon the stock and objective and verifiable evidence
        that supports the amount of the discount taken against the market price of the
        stock issued.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Compensation Components, page 6

12.   We note your disclosure that you "set executive base salaries at levels comparable with those of executives in similar positions and with similar responsibilities at comparable companies" (page 6) and that you compare your equity award grants to grants made to employees of "similarly situated companies" (page 7).   Since you appear to benchmark compensation, please tell us the names of those companies to which you refer. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. Also tell us where actual payments fall within targeted parameters. To the extent salaries were outside a targeted percentile range, include an explanation of the reasons for this. Please include this disclosure in future filings.

Discretionary Cash Bonus, page 6

13.   You state that your discretionary cash bonus amounts are based, in part, on the company's overall performance and the satisfaction of financial goals, including EBITDA. We note your disclosure that bonus amounts are based on the committee's "subjective assessment" of various factors, but to the extent applicable, please quantify these financial goals, the actual performance results and provide an analysis of how these impacted the actual bonus amounts paid. If you believe some or all of this disclosure would cause you competitive harm, please provide us with additional information specifically detailing your competitive harm analysis. Refer to Instruction 4 to Item 402(b) of Regulation S-K. To the extent you cannot quantify specific goals and/or factors, please explain in greater detail the committee's "subjective assessment" of your overall performance and how this assessment influenced actual payout amounts. Please include this information in future filings and tell us how you intend to comply. Similarly, we note that cash bonuses were "based on the contributions made by [your NEOs]…, including the development of new business." Please be more specific about which employee(s) made which achievements and how each achievement/factor was used to determine payout amounts. Please include this information in future filings and tell us how you intend to comply.

Equity Awards, page 6

14.   In future filings, please provide a more detailed analysis of how the company determined the actual grant amounts for each NEO. From your current disclosure, it appears as though you used benchmarking data to ensure that your award amounts were "reasonable and competitive" after your award amounts were determined. But it is not clear how you initially determined the respective award amounts for each NEO. Please tell us how you intend to comply.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3413 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551 - 3402 or Tom Kluck at (202) 551 – 3233 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief